EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For July 1, 2002

BBVA Banco Francés S.A.
(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Reconquista 199, 1006
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BBVA BANCO FRANCÉS S.A.

TABLE OF CONTENTS

BBVA BANCO FRANCES S.A.

SHAREHOLDERS' MEETING

BBVA Banco Francés calls a general ordinary and extraordinary shareholders' meeting for August 7, 2002, at 16:00 hours, for first call. The second call will be held later on the same day in the event that a quorum is not present at the first call. The meeting will take place at Av. Rivadavia 409, second floor, Buenos Aires, to discuss the following:

AGENDA

1. Appointment of two shareholders to write the minutes and sign them, together with the President of the Shareholders' Meeting.

2. Capital increase up to a face value of Pesos $ 1,250,000,000, by subscription of common, book entry shares, entitled to one vote per share and a face value of one peso each, including, without limitation, the same dividend rights as those of same class shares outstanding at the time of issue, subject to the following conditions:

(a) The new shares may be paid in (i) cash; and/or (ii) dollar-denominated Subordinated Bonds, issued by the Company, due on 31 March 2005; and/or (iii) Loans granted by Banco Bilbao Vizcaya Argentaria, S.A. to BBVA Banco Francés S.A, pursuant to the Shareholders' Meeting resolution. All three cases (i), (ii), (iii), (the "Eligible-Assets"), should be subject to the authorization of the pertinent Regulatory Authorities.

(b) Agreeing on the parameters to determine: (i) share issue premium; (ii) Board of Directors' valuation of Eligible Assets; and (iii) the exchange ratio, i.e. the class and amount of each Eligible Asset required to pay in each new share, and for this purpose, the parameters to establish the applicable exchange rate in case of foreign currency denominated Eligible Assets. The Board of Directors proposes that the share issue premium, if any, be established by the Board, by delegation of authority of the Shareholders' Meeting. However, the share issue premium should not exceed the required amount so that the face value of the new shares plus the share issue premium do not exceed the weighted average of the Company's shares listed on the Buenos Aires Stock Exchange (*Bolsa de Comercio de Buenos Aires*) during five stock exchange business days prior to the date on which the subscription price is fixed. At no time may said subscription price be fixed for a date that exceeds the fifth business day after the start of the subscription period. If the above listed weighted average is equal to or lower than Pesos $ 1.00, no share issue premium shall be fixed.

(c) Application for a public offer of shares to be issued in the Republic of Argentina and listed on the Buenos Aires Stock Exchange *(Bolsa de Comercio de Buenos Aires).* Authorization for the Board of Directors to apply to the Securities and Exchange Commission in order to obtain the approval for a public share offering in the United States of America, and listing of these shares on all stock exchanges and markets that it may deem advisable, including, without limitation, New York Stock Exchange, if it deems it pertinent.

(d) Delegation on the Board of Directors of the pertinent authority to: (i) determine: (1) the number of shares required to subscribe a new share; (2) the minimum number of shares to be subscribed; (3) the time and manner of issue, and payment terms; (4) the share issue premium, if any, within the parameters established by the Shareholders' Meeting and the subscription price (which shall be equivalent to the face value, plus, if any, the share issue premium); (5) the value of the Eligible Assets; and (6) the exchange ratio within the parameters established by the Shareholders' Meeting, and the applicable exchange; (ii) to effect one or more issuances within two years of the date of the Shareholders' Meeting, and to determine the amount of the issuance in each instance, it being possible to decide on the issue of only part of the authorized maximum amount; (iii) determine the other conditions of the issuance; (iv) submit a report on the total amount subscribed and close down the sale of further shares, even without having issued the maximum total amount of capital determined by the Shareholders' Meeting; (v) place any non-subscribed remaining new shares, in the private or public offer, after the pre-emptive and accretion rights have been exercised; and decide on the cancelation of these remaining new shares; (vi) carry out any and all required acts in order to implement the resolutions adopted and to make any amendments that may eventually be suggested by regulatory authorities and/or self-regulating authorities in connection with the capital increase; and (vii) confer any authority conveyed by the Shareholders' Meeting to any persons appointed for this specific purpose.

(e) The final application of the new shares subscribed shall be working capital.

3. Reduction of the time allowed to exercise pre-emptive and accretion rights to ten (10) days.

4. Consideration of Board of Directors' fees for a total amount of 1,499,428 pesos for the fiscal year ended 31 December 2001, which showed a loss according to the Argentine Securities Commission *(Comisión Nacional de Valores)* regulations.

5. Appointment of the auditors.

Notes:

A. Filing of records and certificates: In order to be present at the Shareholders' Meeting (pursuant to Section 238 of the Argentine Business Associations Law), all shareholders must file a record of their book entry shares account or a certificate issued by the Caja de Valores S.A. to that effect. The filing should be made at the Registered Offices, located at Reconquista 199, 7th floor, Buenos Aires, Argentina, from Monday to Friday, between 10:00 a.m. and 3:00 p.m. The deadline for the above filing is August 1, 2002 at 3:00 p.m.

B. The Shareholders' Meeting shall be deemed an Extraordinary Shareholders' Meeting when considering Item 3 of the Agenda.

THE BOARD OF DIRECTORS

Buenos Aires, 25 June 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 1, 2002

BBVA BANCO FRANCÉS S.A.

By: ______________________

Name: María Elena Siburu de López Oliva

Title: Investor Relations Manager